UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIDELITY NATIONAL FINANCIAL, INC.
(Name of Issuer)

FNFV GROUP COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

31620R402
(CUSIP Number)

DECEMBER 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620R402	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		4,400,457
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,400,457
WITH	8.	SHARED DISPOSITIVE POWER

		—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,400,457
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 31620R402	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		4,400,457
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,400,457
WITH	8.	SHARED DISPOSITIVE POWER

		—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,400,457
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No. 31620R402	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Jonathon S. Jacobson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) [ ]
	(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

		5.	SOLE VOTING POWER

NUMBER OF			4,400,457
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY			—0—
	EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
	PERSON		4,400,457
	WITH	8.	SHARED DISPOSITIVE POWER

			—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,400,457
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
	(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No. 31620R402	13G	Page 5 of 12 Pages

Item 1 (a).	Name of Issuer:

Fidelity National Financial, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

601 Riverside Avenue, Jacksonville, Florida 32204

Item 2 (a).	Name of Person Filing:

This statement is being filed on behalf of each of the following persons:

(i)	Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to private investment funds;

(ii)	Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management;

(iii)

Jonathon S. Jacobson in his capacities as the Managing Member of Highfields GP, which is the general partner of Highfields Capital Management, and as the Chief Investment Officer of Highfields Capital Management.

Highfields Capital Management, Highfields GP, and Mr. Jacobson, are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

This statement relates to shares of common stock of the Issuer (“FNFV Group Common Stock”) held for the account of private investment funds for which Highfields Capital Management acts as investment manager: Highfields Capital I LP, Highfields Capital II LP, and Highfields Capital III L.P.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP, and
Mr. Jacobson:

c/o Highfields Capital Management LP
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116

CUSIP No. 31620R402	13G	Page 6 of 12 Pages

Item 2 (c).	Citizenship:

Highfields Capital Management – Delaware
Highfields GP – Delaware
Jonathon S. Jacobson – United States

Item 2 (d).	Title of Class of Securities:

FNFV Group Common Stock, $0.0001 par value

Item 2 (e).	CUSIP Number:

31620R402

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 31620R402	13G	Page 7 of 12 Pages

Item 4.	Ownership.

For Highfields Capital Management, Highfields GP, and Mr. Jacobson:

(a)	Amount beneficially owned: 4,400,457 shares of Common Stock

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,400,457

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 4,400,457

(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 31620R402	13G	Page 8 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of FNFV Group Common Stock beneficially owned by Highfields Capital Management, Highfields GP, and Mr. Jacobson are directly owned by certain private investment funds. Highfields Capital Management serves as the investment manager to each of the private investment funds. Each of Highfields Capital Management, Highfields GP and Mr. Jacobson has the power to direct the receipt of dividends from or the proceeds from the sale of the shares of FNFV Group Common Stock owned by the private investment funds. The private investment funds for which Highfields Capital Management acts as investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the FNFV Group Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Highfields Capital Management LP.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 31620R402	13G	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Attorney in Fact
Name/Title

*by power of attorney

CUSIP No. 31620R402	13G	Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 31620R402	13G	Page 11 of 12 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

February 16, 2016
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

CUSIP No. 31620R402	13G	Page 12 of 12 Pages

Joseph F. Mazzella, Attorney in Fact
Name/Title

*by power of attorney